

October 15, 2010

Via Facsimile to 604-682-1044

Mark Sampson
President and Chief Executive Officer
Nexaira Wireless Inc.
1404 510 West Hastings Street
Vancouver, B.C.
Canada V6B 1L8

> **Re: Nexaira Wireless Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2009**
> **Filed January 29, 2010**
> **File No. 000-53799**

Dear Mr. Sampson:

We have reviewed your filing and have the following comments. We ask that you comply with our comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us by when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended October 31, 2009

Definitive Proxy Statement filed on May 27, 2010

Nomination and Election of Directors, page 7

1.   Please disclose the specific experiences, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for your company. Refer to Item 401(e) of Regulation S-K.

2.   Please provide the disclosure required by Item 407(h) of Regulation S-K.

<u>Summary Compensation Table, page 15</u>

3.   For the option awards you have made, we note you have not disclosed the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Items 402(n)(2)(vi) and (vii) of Regulation S-K. Please confirm that you will comply.

<u>Compensation of Directors, page 17</u>

4.   Similarly, please disclose the aggregate grant date fair value of the option awards you have made to your directors that are computed in accordance with FASB ASC Topic 718. Refer to Items 402(r)(2)(iii) and (iv) of Regulation S-K.

        Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Ajay Koduri, Attorney-Adviser, at 202-551-3310 or Robert Bartelmes, Senior Financial Analyst, at 202-551-3354 with any questions.

                                        Sincerely,

                                        /s/ Robert Bartelmes
                                        for Larry Spirgel
                                        Assistant Director